Exhibit B

This Exhibit B describes certain changes to our 2014 Form 20-F as filed with the Securities and Exchange Commission on March 27, 2015:

(a)	changing “US$230.0 million” to “US$200.3 million” in the second sentence of the third paragraph under the heading “Item 4B. History and Development of the Company—Capital Expenditures (Property, Plant and Equipment and Development) —Commercial Aircraft and Executive Jets”.

(b)	changing “4.4%” to “4.3%” in the first sentence of the first paragraph under the heading “Item 5A. Operating Results—Results of Operations—2014 Compared with 2013—Revenue”.

(c)	changing “77.%” to “77.3%” in the first sentence of the first paragraph under the heading “Item 5A. Operating Results—Results of Operations—2014 Compared with 2013—Cost of Sales and Services”.

(d)	changing “0.7%” to “0.6%” in the first sentence of the first paragraph under the heading “Item 5A. Operating Results—Results of Operations—2014 Compared with 2013—Operating Income (Expense)”.

(e)	replacing the second sentence of the first paragraph under the heading “Item 5A. Operating Results—Results of Operations—2014 Compared with 2013—Operating Income (Expense)” with the following:

“Operating expense as a percentage of revenues was 11.2% in 2014 when compared with 11.3% in 2013.”

(f)	changing “US$502.0 million” to “US$502.1 million” in the second sentence of the second paragraph under the heading “Item 5A. Operating Results—Results of Operations—2014 Compared with 2013—Operating Profit Before Financial Income (Expense)”.

(g)	changing “US$36.9 million” to “US$37.0 million” in the fourth sentence of the third paragraph under the heading “Item 5A. Operating Results—Results of Operations—2013 Compared with 2012—Other operating (expense) income, net”.

(h)	changing “US$98 million” to “US$98.3 million” in the fourth sentence of the first paragraph under the heading “Item 5A. Operating Results—Results of Operations—2013 Compared with 2012—Financial income (expense), net”.

(i)	changing “US$17.1 million” to “US$17.0 million” and “US$40 million” to “US$39.7 million” in the fifth sentence of the first paragraph under the heading “Item 5A. Operating Results—Results of Operations—2013 Compared with 2012—Financial income (expense), net”.

(j)	changing “US$7.9 million” to “US$8.0 million” in the second paragraph under the heading “Item 5A. Operating Results—Results of Operations—2013 Compared with 2012—Financial income (expense), net”.

(k)	changing “US$671.4 million” to “US$671.5 million” in the first paragraph under the heading “Item 5B. Liquidity and Resources—Net Cash Used in Investing Activities—2014”.

(l)	changing “US$321.0 million” to “US$276.0 million” in the thirteenth paragraph under the heading “Item 5B. Liquidity and Resources—Credit Facilities and Lines of Credit—Long-term Facilities”.

(m)	changing “US$266.5 million” to “US$275.5 million” in the fifteenth paragraph under the heading “Item 5B. Liquidity and Resources—Credit Facilities and Lines of Credit—Long-term Facilities”.

(n)	changing “US$59.7 million” to “US$59.6 million” in the second sentence of the tenth paragraph under the heading “Item 5E. Off-Balance Sheet Arrangements—Financial and Residual Value Guarantees”.

(o)	changing “US$29.2 million” to “US$28.4 million” and “US$27.4 million” to “US$27.8 million” in the second sentence of the first paragraph under the heading “Item 6B. Compensation—Defined Contribution Pension Plan”.

(p)	changing “16%” to “68.9%” in the second sentence under the heading “Item 7B. Related Party Transactions—The Brazilian Federal Government—A Major Customer (Brazilian Federal Government)”.

(q)	changing “US$136.1 million” to “US$208.9 million” in the second sentence of the second paragraph under the heading “Item 8A. Consolidated Statements and Other Financial Information—Legal Proceedings—Tax Matters”.

(r)	changing “8.3%” to “12.5%” in the fourth sentence of the third paragraph under the heading “Item 8A. Consolidated Statements and Other Financial Information—Dividends and Dividend Policy—Amounts Available for Distribution”.

(s)	changing “US$1,413.7 million” to “US$1,410.0 million” in the second sentence of the second paragraph under the heading “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk”.

(t)	changing “US$4.9 million” to “US$4.1 million” in the first sentence of the fifth paragraph under the heading “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk”.